Exhibit 99.3

November 22, 2022

Press Release

Issuer of Real Estate Investment Trust Securities

MORI TRUST Sogo Reit, Inc.

4-3-1 Toranomon, Minato-ku, Tokyo

Masayuki Yagi,

Executive Director

(TSE code 8961)

Asset Management Company:

MORI TRUST Asset Management Co., Ltd.

Michio Yamamoto

President and Representative Director

Contact:

Hiroshi Naito

Director, General Manager, Strategic Management Department,

Sogo REIT Management Division

Phone: +81-3-6435-7011

Notice of Acquisition and Lease of Asset (Kamiyacho Trust Tower)

Tokyo, November 22, 2022—Mori Trust Asset Management Co., Ltd., the asset management company which manages assets on behalf of Mori Trust Sogo Reit, Inc. (MTR), has announced the acquisition (“the Acquisition”) and the lease (“the Lease”) of an asset. Details are as follows:

As stated in the Notice Concerning Execution of the Merger Agreement by and between MORI TRUST Sogo Reit, Inc. and MORI TRUST Hotel Reit, Inc. published on November 22, 2022, MORI TRUST Sogo Reit, Inc. (MTR) and MORI TRUST Hotel Reit, Inc. (hereinafter “MTH”; MTR and MTH are hereinafter collectively referred to as “the Investment Corporations”) resolved to carry out an absorption-type merger (hereinafter “the Merger”) in which MTR is a surviving company and MTH is an absorbed company at meetings of their respective Boards of Directors held on November 22, 2022, and concluded a merger agreement (hereinafter “the Merger Agreement”) that will enter into force on March 1, 2023. The acquisition of part of the property below is subject to the entry into force of the Merger.

This exchange offer or business combination is made for the securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

1.	Summary of the Acquisition

(1) Type of asset:

Real estate trust beneficiary right (The real estate trust beneficiary interests in (i) and (ii) are collectively referred to as “the Beneficiary Rights for Acquisition”) (Note 1)

(i) house number: 701, 4-24-6 Toranomon Minato-ku, Tokyo

(ii) house number: 1401, 4-24-6 Toranomon Minato-ku, Tokyo (co-owned interest: Five Tenth) (Note 2)

(2) Property name:	Kamiyacho Trust Tower (Hereinafter “the Property for Acquisition”)

(3) Acquisition price:	23,700 million yen (excluding purchase overheads and taxes)

(4) Contract date:	November 22, 2022

(5) Scheduled acquisition date:	March 1, 2023

(6) Seller:	MORI TRUST CO., LTD. (see 4. Seller Overview below)

(7) Acquisition financing:	MTR’s own funds and loans (scheduled)

(8) Settlement method:	Lump-sum settlement at time of delivery

(9) Forward commitment, etc.:	The Acquisition falls under the category of Forward Commitment, etc. (denotes postdated Purchase and Sales agreement where the settlement and delivery of the asset are to take place one month or more after the conclusion of agreement or similar; the same applies hereinafter) as provided in the Comprehensive Guideline for Supervision of Financial Instruments Business Operators, etc. set by the Financial Services Agency. Only when there is wilful or gross negligence on the part of the seller or the buyer in the Acquisition shall the counterparty be able to cancel the Purchase and Sales Agreement on the grounds of a serious breach of obligations under the Purchase and Sales Agreement pertaining to the Acquisition by the counterparty. When the Acquisition is cancelled due to a breach of obligations, the breaching party shall pay an amount equivalent to 20% of purchase/sales price as a penalty fee to the counterparty. MTR shall fulfill its obligation to pay the sales price after the Merger only if it has procured funds necessary for paying the sales price. If MTR is not able to procure funds necessary for paying the sales price after the Merger, the sales agreement shall become ineffective and MTR shall not have to pay any damages or compensation or make any payments. MTR therefore believes that if it is not able to procure funds and implement the forward commitment, etc., MTR’s finances, etc. after the Merger are unlikely to be significantly affected.

(Note 1)

Real estate trust beneficiary right whereby the exclusively owned space (Nos. 701 and 1401) on the 7th and 14th floors, which is office space in the Property for Acquisition and the co-ownership interest pertaining to the right of site are the trust property. At the Property for Acquisition, the office entrance floor which is the first floor below ground according to the register is referred to as the first floor (above ground) and the other floors are also referred to as one floor above the floor number stated in the register. Therefore, the units in question which are on the 6th and 13th floors according to the register are indicated as the 7th and 14th floors respectively (floor numbers pertaining to the Property for Acquisition are all indicated in this way except for those mentioned in the notes.)

(Note 2)

If the Merger does not become effective by the planned date of acquisition (inclusive of the planned date of acquisition), MTR shall not have to pay any damages or compensation or make any payments and part of the sales agreement related to the Acquisition will be canceled. Of the Assets for Acquisition above, a co-owned interest (two-tenths) of (2) house number: 1401, 4-24-6 Toranomon Minato-ku, Tokyo (co-owned interest: Five Tenth) will be excluded from the assets covered by the sales agreement.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

2.	Reasons for the Transactions

MTR received an offer to sell the property from MORI TRUST CO., LTD. (hereinafter “the Seller”), the sponsor of MTR, and examined the acquisition. MTR then decided that the Acquisition using the support of the sponsor will contribute to adding to the unitholder value in the medium to long term for the following reasons: (1) The property is a large, state-of-the-art, competitive property and will thus help improve the stability of earnings, and (2) MTR will be able to acquire a property whose occupancy rate is high without a capital increase, which will result in higher distributions per unit of investment equity. For the Acquisition, MTR will use a reserve for acquisition that it will have when the loan to value ratio falls due to the Merger.

The following matters were of particular importance in MTR’s decision to proceed with the Acquisition.

(1) Location

The Toranomon area in which the Property for Acquisition is located is adjacent to Kasumigaseki, which is the bureaucratic centre of the Tokyo, and is a major business area in Japan. Blessed with abundant greenery, Toranomon also hosts many embassies and is home to many foreign enterprises, international hotels, and diverse culture, art and commercial facilities, giving it an international flavor which attracts many foreign residents.

Under the National Strategic Special Zone system, Toranomon is positioned as an area to be redeveloped into a “Global Business Hub” and it is developing as a new symbol of the international city of Tokyo, with enhancement of the transport infrastructure to connect cities around the world with central Tokyo and new large-scale development projects.

The Property for Acquisition is a large-scale mixed-use building which forms part of the Tokyo World Gate complex being developed by Mori Trust Co, Ltd. near Kamiyacho Station, comprising mainly office space with very large floor plates and offering accommodation on the upper floors including The Tokyo EDITION, Toranomon, Japan’s very first “Edition” luxury lifestyle hotel. Meanwhile, the lower floors include a lounge where workers can socialize, diverse shops and restaurants and other facilities such as a multi-lingual clinic to stimulate creativity and encourage innovation.

(2) Building and facilities

The Property for Acquisition is a large-scale mixed use building including office space, a hotel, shops and apartments, with 38 floors above the ground and 3 floors below the ground and with a total floor area of about 60,000 tsubo. The office space has ceiling heights of 2,900 mm and a very large column-free floor plate of more than 1,100 tsubo, giving tenants the freedom to decide on the layout.

As measures to support BCP, the building has high-capacity emergency generation equipment covering up to about 80% of regular power needs, which can supply power for around one week. The building also delivers vibration suppression performance that is 1.5 times superior to that required for standard high-rise buildings and is also equipped with emergency food and water, toilets and cold weather protection gear to accommodate 1,500 people for 3 days.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

3.	Details of Asset for Acquisition

(1)	Summary of Asset for Acquisition

Date of trust		March 1, 2023 (planned)
Trustee of trust		Mitsubishi UFJ Trust and Banking Corporation (planned)
Expiration of trust period		March 31, 2052 (planned)
Location	Land	4-24-6, Toranomon, Minato-ku, Tokyo
	Building	4-24-6, Toranomon, Minato-ku, Tokyo
	Address	4-1-1 Toranomon, Minato-ku, Tokyo
Real estate usage		Office building (Registered types of use: office) (Note 1)
Ownership	Land	Ownership and land lease right (site ownership ratio: 5.00442925%)
	Building	Sectionally owned
Area	Land	16,131.84 m2 (Area registered for the entire building lot)
	Building	196,037.12 m2 (Floor area registered for the entire building) 7,595.44 m2 (Floor area register for exclusively owned space to be owned) (Note 2)
Construction		Steel frame and steel-reinforced concrete with flat roof, 37 floors above ground and 4 underground floors (registered structure)
Completion date		March 2020
Architect		SHIMIZU CORPORATION
Construction company		SHIMIZU CORPORATION
Construction inspection agency		The Building Centre of Japan
Appraisal value

Appraisal value: 24,100 million yen

Appraisal date: October 31, 2022

Appraisal agency: Daiwa Real Estate Appraisal Co., Ltd.

Summary of appraisal:

Return according to the direct capitalization method

24,500 million yen (capitalization rate: 2.5%)

Return according to the DCF method

23,900 million yen (discount rate: 2.4%, terminal capitalization rate: 2.6%)

Accumulated value

18,100 million yen

Seismic risk (PML)		6.5% (according to the building seismic risk investigation report produced by Takenaka Corporation)
Collateral		None
Remarks

1.  Fukishiro Inari Shrine owns the Building after receiving the establishment of a land lease right on the site of the Property for Acquisition.

2.  Part of the Property for Acquisition crosses the border between the land to be acquired and the adjacent site and the walls of the adjacent site cross the border of this site. This is acknowledged in a memorandum executed with the owner of the adjacent site.

3.  MTR has granted MORI TRUST CO., LTD. the right of first refusal with regard to the sale of all or part of the Property for Acquisition.

(Note 1)	The Property for Acquisition is a mixed-use building including office space, shops, medical facilities, a hotel and residences, however, real estate usage is the usage of the units for acquisition (office).

(Note 2)	Area is the total area of the exclusively owned space on the 7th and 14th floors of the office section (No. 701 (3,797.72 m2) and No. 1401 (3,797.72 m2)). The area of the exclusively owned space on the 14th floor multiplied by the co-owned interest (five-tenths) is 1,898.86 m2.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

(2)	Outline of the Lease (Planned)

Lessee	MORI TRUST CO., LTD.
Monthly rent	Building lease
Lease period	From March 1, 2023 to March 31, 2030
Monthly rent	Linked to rent of joint management units (Note 1)
Security deposit	None
Total rent area	5,776.90 m2 (Note 2)
Total rentable area	5,776.90 m2 (Note 2)
Occupancy rate	Please refer to notes section below and Note 1.
Remarks	The total number of end tenants of joint management units is 7, the occupancy rate is 99.3%, and the monthly rent received by MTR is 68 million yen (Note 3).

(Note 1)	The joint management units refer to 25 floors from the 6th floor through to the 30th floor of the Property for Acquisition; each unit owner has concluded a lease agreement with MORI TRUST CO., LTD. under which each unit owner is the lessor and MORI TRUST CO., LTD. is the lessee and under which the lessee sublets each floor as joint management units. The lessee distributes the total income generated from these joint management units according to interest ratios based on the exclusively owned area owned by each unit owner.

(Note 2)	Total rent area and total rentable area are as of March 1, 2023.

(Note 3)	The amount of monthly rent received by MTR is calculated by multiplying the sum total of monthly rents as of March 1, 2023, provided for in lease agreements with end tenants of the joint management units as of November 22, 2022, by MTR’s interest ratio.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

4.	Seller Overview

Business name	MORI TRUST CO., LTD.

Address	2-3-17 Toranomon, Minato-ku, Tokyo

Representative	Miwako Date, President and CEO

Capital	30,000 million yen (As of March 31, 2021)

Principal businesses	Real estate development, Hotel management, Investment business

Date of establishment	June 10, 1970

Relationships with MTR and the Asset Management Company

Capital relationship	The seller and buyer is the parent company (share ownership ratio of 95%) of the asset management company which manages assets on behalf of MTR and falls under the category of parent corporation etc. provided for in the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) and also falls under the category of interested persons, etc. (hereinafter “Interested Persons, Etc.”) of asset management company provided for in the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trusts Act”).

Personnel relationship	The Seller falls under the category of enterprise to which workers of the asset management company are seconded.

Business relationship	The Seller has concluded master lease agreements with MTR for some of MTR’s properties.

Related party status	The Seller falls under the category of a subsidiary company of any other associated company of MTR and falls under the category of parent company of the asset management company.

5.	Status of owners, etc. of the properties

Owner of the Property and other conditions	Current owner	Former owner

Name	MORI TRUST CO., LTD.	—

Relationship with related party	See 4 Seller Overview above	—

Reason for acquisition	New construction	—

Acquisition price (including other expenses)		—

Timing of acquisition	March 2020	—

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

6.	Transactions with related parties

The transaction falls under transactions with related parties (Note). With regard to the implementation of the transaction, the Asset Manager gained consent from MTR with approval of the Board of Directors of MTR after obtaining resolutions at the Compliance Committee, the Investment Committee of the Sogo REIT Management Division and the Board of Directors of the Asset Manager in accordance with the Investment Trust and Investment Corporation Act and “Related Party Transaction Regulations” of the Asset Manager.

(Note) The term “related parties” means those that fall under related parties, of the Asset Manager provided for in the Investment Trusts Act.

7.	Operating Forecasts

For MTR’s performance forecasts after the acquisition of the Beneficiary Rights for Acquisition, please refer to the Notice of Forecasts of the Operating Results and Distributions for the Fiscal Period ending August 31, 2023 (43rd Fiscal Period) Following the Merger of Mori Trust Sogo Reit, Inc. and MORI TRUST Hotel Reit, Inc. published on November 22, 2022.

MTR plans to submit to the general meeting of unitholders to be held on February 1, 2023 a proposal of a change to a bylaw to change the 42nd fiscal period from the period from October 1, 2022 to March 31, 2023 to the period from October 1, 2022 to February 28, 2023, subject to the condition that the Merger Agreement is approved at the general meeting of unitholders of both investment corporations. For the performance forecasts for the fiscal period ending February 2023 (October 1, 2022 to February 28, 2023), the last fiscal period before the Merger enters into force if the proposal is approved, please refer to the Financial Results for the fiscal period ended September 30, 2022 (REIT) published on November 22, 2022.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Overview of Appraisal Report

Property for Acquisition

Name of appraisal agency	Daiwa Real Estate Appraisal Co., Ltd
Appraisal value	24,100,000 thousand yen
Appraisal date	October 31, 2022

Appraisal item	Amount (thousand yen)	Appraisal grounds
Revenue price	24,100,000	Appraised by DFC method and direct capitalization method
Price calculated by the direct capitalization approach	24,500,000
Operating income	848,744
Potential gross rent income	894,727	Assumed based on the rent level under the current agreement, rent levels and trends of rent levels of similar properties and taking other factors such as the medium- and long-term competitiveness of the Property into consideration
Losses due to vacancies, etc.	45,983	Assumed a medium- to long-term, stable vacancy rate based on the past vacancy rate of the Property and vacancy rates of similar properties, and taking other factors such as the competitiveness of the Property into consideration
Operating expenses	226,004
Maintenance	93,010 (Note)	Maintenance fees are assessed with reference to the results of previous periods and PM fees are assessed with reference to the scheduled terms and conditions of contract
Property management fees
Utilities costs	31,455	Assumed based on the results of previous periods
Repair costs	4,018	Assumed with reference to repair costs of similar properties
Advertisements for leasing, etc.	6,844	Assumed with reference to levels of similar properties
Taxes	79,076	Assumed taxes on land taking into account the amount of taxes payable, using the amount paid in fiscal 2022 as a reference Assumed taxes on building by estimating taxes for fiscal 2023
Insurance premiums	915	Assumed with references to premiums of similar properties
Other expenses	10,683	Assumed other miscellaneous expenses and other contingency funds in addition to land rent
Net operating income from leasing (NOI)	622,739
Profit through management of temporary deposits, etc.	0	Not recognized in light of content of agreement
Capital expenditure reserve	10,613	Assumed with reference to renovation expenses of similar properties
Net cash flow	612,125
Capitalization rate	2.5%	Assumed by adjusting the spread due to the conditions of the location and building of the Property based on the yields of office buildings located in areas with the lowest risk, using the cap rates in the appraisal of J-REIT properties in the area with the same supply and demand as a reference
Price calculated by the discounted cash flow (DCF) approach	23,900,000
Discount rate	2.4%	Assumed considering the individuality of the Property, using the discount rates in the appraisal of J-REIT properties as a reference
Terminal capitalization rate	2.6%	Assumed based on the cap rate of the Property, comprehensively considering the individuality of the building and the future prospects of the real estate market
Cost approach price	24,200,000
Ratio of land	81.1%
Ratio of building	18.9%

(Note)

If the maintenance and property management fees for the Property were disclosed separately, there is a possibility of affecting other transactions of the companies that are entrusted with the management of buildings and the implementation of PM respectively, thereby preventing the efficient operation entrustment by MTR and causing damage to the interest of investors. Combined fees for maintenance and property management therefore are indicated hereinabove.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Attachment

Reference 1     Assumptions for NOI for the Property for Acquisition

Reference 2     Portfolio as of March 1, 2023

Reference 3     Photograph of the Property, Vicinity MAP of the Property

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Reference 1

Assumptions for NOI for the Property for Acquisition

(Million yen)
NOI (Net Operating Income)	668

(Note) NOI is the amount of real estate rental revenues less real estate rental expenses (excluding depreciation).

Preconditions:

1.	The above figure is the annual NOI (after completion of acquisition in two parts) for the Property for Acquisition and excludes special factors in the fiscal year of acquisition.
2.	Revenues are based on an assumed occupancy rate of 98.0%.
3.	Expenses include taxes and public dues, and insurance premiums.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Reference 2

Portfolio as of March 1, 2023

Usage(Note 1)	Property Name	Acquisition Date (Note 2)	Acquisition Price (Million yen) (Note 3)	% of Total
Office Buildings	Tokyo Shiodome Building	2010.4.13	82,539	17.5%
	Kamiyacho Trust Tower	2021.7.1 2021.10.1 2023.3.1(Planned)	13,980 13,980 23,700
		Total	51,660	11.0%
	ON Building	2008.8.29	39,900	8.5%
	Kioicho Building	2014.10.1	34,300	7.3%
	Osaki MT Building	2005.3.31 2005.10.28 2015.1.30	7,870 5,656 860
		Total	14,386	3.1%
	Midosuji MTR Building	2015.4.30	10,170	2.2%
	Hiroo MTR Building	2018.1.19	8,100	1.7%
	Tenjin Prime	2012.7.12 2021.12.1	6,940 110
		Total	7,050	1.5%
	Shin-Yokohama TECH Building	2003.11.14	6,900	1.5%
	Sendai MT Building	2023.2.28	(Note 4) 5,266	1.1%
Hotels	Shangri-La, Tokyo *	2023.3.1	49,600	10.5%
	Hilton Odawara Resort & Spa *	2023.3.1	7,050	1.5%
	Hotel Okura Kobe	2006.9.20	19,000	4.0%
	Courtyard by Marriott Tokyo Station *	2023.3.1	16,923	3.6%
	Courtyard by Marriott Shin-Osaka Station *	2023.3.1	17,400	3.7%
	Hotel Sunroute Plaza Shinjuku *	2023.3.1	32,500	6.9%
Retail Facilities	SHIBUYA FLAG	2013.4.24	32,040	6.8%
	Ito-Yokado Shonandai	2003.3.28	11,600	2.5%
	Kohnan Sagamihara-Nishihashimoto	2012.10.18	7,460	1.6%
	Frespo Inage	2002.3.28	2,100	0.4%
	Shinbashi Ekimae MTR Building	2007.4.25	(Note 4) 12,000	2.5%
Residential property	Park Lane Plaza	2004.12.24	3,200	0.7%
Total			471,145	100.0%

(Note 1)	If a property has more than one use, it is classified according to its main use.

(Note 2)	The date of acquisition of the property that MTR will acquire when it is merged is the date when the Merger enters into force.

(Note 3)

The acquisition price of the property owned by MTR is the price at which it was acquired. The acquisition price of the property owned by MTH is its appraisal value at the end of August 2022. Figures are rounded down to the nearest million yen.

*	Property owned by MTH

(Note 4)

As announced in the press release titled “Notice of Sale of Asset (Shinbashi Ekimae MTR Building) and Acquisition and Lease of Asset (Sendai MT Building)” published on July 28, 2022, MTR plans the acquisition and sale in three stages. The acquisition price is that after the first transaction on February 28, 2023.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Reference 3

Photograph of the Property, Vicinity MAP of the Property

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Vicinity MAP of the Property

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.